

May 23, 2012

Via E-mail
Mr. Steven Boyd
Principal Accounting Officer
YTB International, Inc.
1901 East Edwardsville Road
Wood River, IL 62095

> **Re: YTB International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 15, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **File No. 000-18412**

Dear Mr. Boyd:

We have reviewed your response letter dated March 26, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1. Business, page 4

1. Refer to your responses to prior comments 1 and 2. We expect that the Form 10-K for the year ended December 31, 2011, which has not yet been filed, will describe, as appropriate, the actual and/or expected impact on your organization of both the reorganization and restructuring efforts reported in the Form 8-K filed on May 15, 2012 and the apparent, yet to be completed, asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel Network of Illinois, as well as the status of the aforementioned efforts and transaction at the time of filing. Please confirm that you

intend to make such disclosure. In connection with this, tell us the present status of the transaction represented by the purchase agreement with Sixth Scott.

2. Please refer to the proposed revised disclosure contained in the response to prior comment 1. We did not note a description of the "associates/free agents/affiliates" within your organization, whom we note are given a free account through which they sell travel and/or proprietary products. Please expand the proposed disclosure to include such personnel, the applicable term for these personnel (that is, "associate," "free agent" or "affiliate"), their role in your organization, and their relationship to "Reps" and "RTAs." Your expanded disclosure should discuss whether this group (a) is expected to continue to be a significant portion of your total number of personalized website owners, as indicated by your prior disclosures, and (b) will continue to be given personalized websites for free under your new organizational structure.

3. Please clarify the basis upon which the 50% commission referred to in the last sentence under "Product Segment" in your proposed revised disclosure is determined – for example, based upon the total applicable commission amount earned by YTB, sale price, or some other factor. In addition, clarify who earns the commission.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 1 – Organization and Nature of Operations, page 8

4. Refer to your responses to prior comments 5 and 10. We do not agree that the initial set up fees you charge represent the culmination of a separate earnings process that should be recognized as revenue immediately. Such an earnings process should provide value to a customer on a standalone basis. It is not apparent from your facts and circumstances that the set up fees provide such value. Please note that the timing of the recognition of revenue is based on when the associated services are provided and not based on the timing of when related costs are incurred. Moreover, we note that your disclosed accounting policy is to recognize all upfront fees over the expected life of the subscriber, which is in conformity with the guidance provided in questions 1 and 2 of Staff Accounting Bulletin Topic 13.A.3.f. In accordance with your accounting policy, please reassess the accounting for the indicated initial set up or upfront fees for each annual and interim period affected.   In so doing, please tell us the amount of fees that are subject to your reassessment and the periods affected.

5. Refer to your response to prior comment 7. With regard to the number of active "free agents" or "associates," we believe that you should make a distinction between the number that maintain their affiliation with you and the number within this population that

are truly active – that is, those that are consistently performing the intended services expected of such personnel. It may be reasonable to consider within your definition and number of active personnel a brief period of inactivity, supported by your historical experience that demonstrates a pattern of consistent activity over an extended period of time that justifies a description as active. We believe making the noted distinction will provide investors with a better understanding of your revenue generation potential. Please revise your disclosure accordingly.

Note 3 – Liquidity and Financial Condition, page 9

6. Refer to your response to prior comment 8. Please include in the Form 10-K for fiscal 2011, which has not yet been filed, robust and candid disclosure of reasonable expectations with regard to the adequacy of your liquidity and capital resources. This disclosure should give appropriate consideration to your reorganization and restructuring efforts, the asset purchase agreement with Sixth Scott referred to above, and your actual results, cash flows and financial position through the most recent annual and interim periods completed.

7. Refer to your response to prior comment 12. You state that no one is on track to meet the guaranteed income under the $3,600 guarantee program. Therefore, it appears that a liability exists that should be accrued. Please tell us the amount of the liability for each annual and interim period for which this guarantee was in effect and how each amount was determined.

8. Refer to your response to prior comment 14. Please revise your disclosure to be consistent with the response.

Note 4 – Sale of Assets, page 9

9. Refer to your response to prior comment 18. From this response, it appears that you invested an additional $416 thousand into developing the property indicated in the response. However, it does not appear that you reported the associated cash outflow as an investing activity in the investing section of the statement of cash flows for the periods affected. Please reassess the reporting of this activity for each period affected, as this outflow appears to be material to both your investing activity and the complete understanding of the Zeiser note receivable associated with such activity.

10. Refer to your response to prior comment 19. Based on the information available to us, the buyer note receivable in the amount of $4.3 million does not appear to be substantive in that the buyer has no obligation to pay the note after it has expired, and there is no apparent recourse by you if any portion of the note is not paid, or the note is not repaid in full before or after it expires. Therefore, the amount of the note should not be considered in determining the net results of the sale of the corporate office building. The cash proceeds received of $2.8 million appear to represent the fair value of the property, based

on references to the appraised value in this amount in both the promissory note for the buyer note receivable and rider A to the sales contract for the property. In view of the preceding, it appears from the information in your response that you incurred an aggregate loss on the sale of the property in the amount of $5,529,412.90 that should be recognized immediately. This is based on a cash sale price of $2.8 million, less: (a) a financing obligation to be recognized of $2.8 million in connection with your continuing involvement in the property through your purchase options for the property, pursuant to ASC 840-40-25-13a, (b) the write off of $4,472,418.47 for the portion of the carrying amount (with the carrying amount equal to $7,272,418.47) of the property in excess of its fair value pursuant to ASC 840-40-25-3c and 30-3, (c) settlement charges of $79,977.50 incurred on the sale, (d) the carrying amount of the Zeiser note of $415,503.00 exchanged in the sale, (e) the balance of associated unamortized debt costs written off of $202,917.50 and (f) the value of warrants issued in the sale of $358,596.43. Based on disclosure in the "TI2B, LLC (F/KA WR Landing)" section of Note 5 of the notes to the financial statements in the 2010 Form 10-K, it appears that the $96,913.30 described in the response as "reverse deferred gain" is unrelated to the sale of the corporate office building. Please reassess the accounting for and reporting of this transaction for each period affected. Additionally, your response did not address the $84 thousand fee paid to an unrelated party in connection with the sale of the corporate office building, as disclosed in several places in the 2010 Form 10-K, that appears should be further factored into the loss on the transaction.

11. Refer to your response to prior comment 20. Based on information available to us, it appears that the reduced rent is directly attributable to the buyer note related to the sale of the corporate office building and exists only as long as that note is outstanding. Since the Zeiser note receivable was consideration you transferred in the sale of the corporate office building, it appears that the carrying amount of the note should be factored into the loss on the sale of the corporate office building, as indicated in the comment above, and not recorded as a deferred charge. In connection with the preceding comment, please reassess your accounting for the transfer of the Zeiser note receivable upon the sale of the corporate office building.

12. Refer to your response to prior comment 21. We did not identify any document filed on March 11, 2011, as indicated in your response, or any filed exhibit containing the document included as exhibit A in your response. Please file exhibit A in your response as an exhibit within the commission's EDGAR system.

13. Refer to your response to prior comment 22. In connection with the comment above regarding the recording of the sale of the corporate office building, please reassess your accounting for the related sale/leaseback.

Segment Information, page 18

14. Refer to your responses to prior comment 24 through 27. We note from the Form 8-K filed on April 16, 2012 that the filing of the Form 10-K has been delayed in part due to the need to complete your annual goodwill impairment analysis. We expect that this analysis will give careful consideration to your reorganization and restructuring efforts and the asset purchase agreement with Sixth Scott referred to above, and include reasonable and candid expectations based on both your actual results, cash flows, and financial position through the most recent annual and interim periods completed and any trends indicated thereby. Please provide us with a copy of this goodwill impairment analysis when completed. Please also tell us the name of the independent third party that prepared the goodwill impairment analysis.

15. You state in your response to prior comment 27 that you reached a modified agreement on the asset purchase agreement with Sixth Scott in regard to YTB Travel, Inc. and YTB Travel Network of Illinois. You also state that the modified agreement was filed in a Form 8-K on February 24, 2012. We did not identify a Form 8-K that was filed on this date, nor did we identify any other filed Form 8-K that contained the modified agreement as an exhibit. Please file the modified agreement as an exhibit within the commission's EDGAR system, and provide us with a copy of this agreement.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Notes to Condensed Financial Statements

Note 3. Liquidity and Financial Condition, page 9

16. Refer to your response to prior comment 29. You assert that YTB Travel Network of Illinois was a non-operating subsidiary that existed solely to hold the licenses that YTB Travel Network of Delaware utilized to perform travel operations, and that the company did not have any assets or liabilities as of the sale date, and was not material to the marketing segment. However, your disclosures in the Form 8-K filed March 1, 2012 that "the YTB Parties agreed to engage the Purchaser as the sole and exclusive provider to the YTB Parties and their affiliates of all travel related services anywhere in the world other than Canada during the term of the Amended and Restated Agreement," and "Purchaser may offer employment to certain YTB Travel employees, as provided in the Amended and Restated Agreement, and the YTB Parties will use all commercially reasonable efforts to encourage those employees to accept employment with the Purchaser" appear to contradict your assertion. It appears that the licenses are the basis for the travel business and without which you cannot perform such business, that your travel business other than that related to Canada is to be sold, and that the travel business is material, since this appears to be a principal activity within your overall organization. For these reasons, we reissue our prior comment. Please tell us which segment (or segments) the travel business relates to. In so doing, quantify for us the percentage of the applicable

segment's assets, net assets, revenues, and results related to the travel business. To the extent that the travel business relates to your marketing segment, please tell us whether a portion of the marketing segment's goodwill is to be included in the carrying value of the travel business to be sold, the amount of such goodwill, and the method used to determine the amount. If no goodwill is to be allocated to the travel business, explain why. Refer to FASB ASC 350-20-35-52 through 35-57 for guidance. Further, tell us whether you plan to report a gain or loss in connection with the sale of the travel business, as well as how the gain or loss was computed.

17. From the reference to "during the term of the Amended and Restated Agreement" disclosed in the Form 8-K referred to in the preceding comment, it appears that a period of time continues to be associated with the sale of the travel business. If this is true, please explain to us the purpose and significance of the period of time for this purported sale transaction.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief